

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Cliff Blake
Chief Executive Officer, President, Secretary and Treasurer, Director
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed April 11, 2013**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **File No. 000-54427**

Dear Mr. Blake:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 8-K filed April 11, 2013

Relationship with Tiber Creek, page 2

1. With a view to disclosure, please provide to us supplementally the information we requested in comment 1 from our letter dated February 11, 2013 regarding the registrant's promoters.

The Company, page 6

Capital Resources, page 9

2. We refer to your statement that to date, the company has not suffered from a liquidity issue and that there are no currently anticipated liquidity issues which would pose a threat to the current business and operations. We note that during 2011 and 2012 you reported a net use of cash flows from operations, borrowed $255,128 from a related party during 2012 and you received a going concern opinion from your auditors about your ability to generate sufficient cash flow from operations and/or obtain additional financing. In this regard, reconcile your statements with those issues mentioned above and revise to provide a complete and understandable picture of your sources of and uses for cash, your ability to meet existing and known or reasonably likely short- and long-term cash requirements including the promissory notes and explain why you have entered into a factoring facility of your accounts receivable.

3. We note your response to our comment 2 from our letter dated February 11, 2013. We also note you received $255,128 in proceeds from promissory notes with a related party over the course of ten months during 2012. In this regard, please revise to delete the statement that you do not typically require financing from related parties for your operations as it conflicts with your disclosure. Please revise to describe the underlying reasons for each issuance and disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have a current or future material impact on the company.

Discussion of Year Ended December 31, 2012, page 10

4. We refer to your discussion of operations and note that you attribute the year-over-year decrease in profitability primarily to increased professional fees. We note that operating expenses increased approximately 70% from $469,463 in 2011 to $795,762; however, it appears that the increase in professional fees only accounts for 11% of the total increase and it is not clear how much of the change in operating expenses relates to workers' compensation and other employee benefits. Please revise to clearly disclose and quantify each material factor that contributed to the change in cost of sales and operating expenses and provide insight into the underlying business drivers or conditions that contributed to these changes.

5. You state that "operating fees from insurance" increased 22% from $278,495 in the year ended December 31, 2011 to $338,604 in the year ended December 31, 2012. Revise to clarify the nature of "operating fees from insurance" and if the costs you refer to have been classified costs of revenue or operating expenses.

Management, page 11

6. We note your response to and reissue comment 6 from our letter dated February 11, 2013. Revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. You should disclose principal occupations and employment during the past five years including the name and principal business of such employment. For example, we note conflicting disclosure with prior statements in the company's Form 8-K filed May 22, 2012, where you disclose that Mr. Blake was employed by Easy Staffing Services Company from 2007 to 2009 and was a founding principal of First Rate Staffing Inc. in 2009. Please reconcile these statements to provide full and clear disclosure.

Risk Factors, page 15

Shares of common stock in the company may be subject to resale restrictions…, page 20

7. We have considered your response to comment 10 from our letter dated February 11, 2013. The relevant definition in Rule 405 of a "business combination related shell company" is a shell company that is "[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company" (emphasis added). Moosewood Acquisition Corporation was not a "business combination related shell company" because the purpose of the business combination was to complete an acquisition of First Rate California and First Rate Nevada by the shell company, Moosewood Acquisition Corporation rather than to complete an acquisition among First Rate California, First Rate Nevada and Tiber Creek Corporation. Therefore, the registrant is the type of issuer to which Rule 144(i) applies. Moreover, the registrant does not currently meet the conditions of Rule 144(i)(2) because one year has not elapsed from the date the registrant filed current Form 10 information reflecting the registrant's status as no longer a shell company (i.e., filing current Form 10 information about the registrant reflecting the completion of its acquisition of First Rate California and First Rate Nevada). Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under "Shares Eligible for Future Sale" on page 35 to discuss Rule 144(i).

Form 10-K for Fiscal Year Ended December 31, 2012

General

8. Please comply in your Form 10-K with comments 4, 5, and 6 that we have issued above on similar disclosure in Amendment No. 2 to Form 8-K filed April 11, 2013.

9. Please revise your disclosure under "Documents incorporated by reference" to comply with General Instruction G to Form 10-K and Rule 12b-23 of the Securities Exchange Act of 1934. Please note, the portion of the registration statement to be incorporated shall not include any incorporation by reference to another document pursuant to Item 10(d) of Regulation S-K, and a copy of the incorporated portion of the registration statement must be filed as an exhibit to the Form 10-K. You must clearly identify the material incorporated by reference. For further guidance, to Division of Corporation Finance Compliance and Disclosure Interpretations, Exchange Act Rules, Interpretive Response 234.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

The Business: Staffing

10. The incomplete sentence at the end of the ninth paragraph under this section appears to be either a typographical error or an incomplete disclosure. Please revise accordingly.

Item 5. Market for Registrant's Common Equity…

11. Provide the information required by Item 201(b) and 201(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

12. We refer to your statement that to date, the company has not suffered from a liquidity issue and that there are no currently anticipated liquidity issues which would pose a threat to the current business and operations. In your discussion of promissory notes, you also state that you do not anticipate that you will borrow monies from related parties in the future. However, we note that during 2011 and 2012 you reported a net use of cash flows from operations, borrowed $255,128 from a related party during 2012 and you received a going concern opinion from your auditors about your ability to generate sufficient cash flow from operations and/or obtain additional financing. In this regard, reconcile your statements with those issues mentioned above and revise to provide a complete and understandable picture of your sources of and uses for cash, how you intend to repay the promissory notes and explain why you have entered into a factoring facility of your accounts receivable. Disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have a current or future material impact on that company.

13. You disclose in the second paragraph that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under "Management's Discussion and Analysis, Promissory Notes," where you disclose that you do not anticipate such financing arrangements in the future.

Management's Report of Internal Control over Financial Reporting

14. Please revise to state that management, and not the company, is responsible for establishing and maintaining adequate internal control over financial reporting.

Exhibits

15. Please file all the required exhibits. Refer to Regulation S-K Item 601(b). If you are relying on incorporation by reference, revise to comply with the incorporation by reference disclosure as noted in comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cliff Blake
First Rate Staffing Corporation
April 19, 2013
Page 6

      You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

      Sincerely,

      /s/ Kathleen Krebs, for

      Larry Spirgel
      Assistant Director

cc: <u>Via E-mail</u>
       Tony Patel, Esq.
       Lee Cassidy, Esq.